VIA EDGAR AND FACSIMILE

May 23, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  John Reynolds and S. Thomas Kluck II

Re:          Shermen WSC Acquisition Corp.

Registration Statement on Form S-1

Registration Number No. 333-133869

Dear Messrs. Reynolds and Kluck:

In connection with the above-referenced Registration Statement, on behalf of the Representatives of the proposed Underwriters, we wish to advise you that the Representatives request that the above-referenced Registration Statement be accelerated so that the same will become effective at 12:00 p.m. (New York time) on May 23, 2007, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith, we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.  We further confirm that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses.  We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.  The underwriting arrangements have been described to the National Association of Securities Dealers, Inc., and the Association has advised us that they have no objection to the underwriters’ compensation and other underwriting arrangements.

Sincerely,.

CRT Capital Group LLC

By:	/s/ J. Douglas Harvey
Name:	J. Douglas Harvey
Title:	Managing Director, Head of Capital Markets

CIBC World Markets Corp.

By:	/s/ Tim Wilding
Name	Tim Wilding
Title:	Managing Director, Investment Banking